SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

_____________________________________

NetManage, Inc.

(Name of Subject Company)

NetManage, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

641144100

(CUSIP Number of Class of Securities)

_____________________________________

Zvi Alon

Chairman of the Board of Directors, Chief Executive Officer & President

NetManage, Inc.

20883 Stevens Creek Blvd.

Cupertino, CA 95014

(408) 973-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

_____________________________________

With a copy to:

Andrew E. Nagel, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a press release of NetManage, Inc. (“NetManage”), dated December 12, 2006, announcing, among other things, that NetManage is aware that Riley Investment Management LLC announced that its affiliate, SACC Partners, LP, plans to launch an unsolicited partial tender to offer to purchase up to 1,296,890 shares of NetManage common stock at a price of $5.25 per share. This press release has been posted on NetManage’s website at www.netmanage.com.

NetManage Confirms Receipt of Letters from Stockholder

CUPERTINO, Calif., Dec. 12, 2006 (PRIME NEWSWIRE) -- NetManage, Inc. (Nasdaq:NETM), a leading software company that provides solutions for integrating, Web enabling and accessing enterprise information systems, confirmed today that it has received a letter from SACC Partners, LP signed by Riley Investment Management, LLC, its General Partner, notifying NetManage of SACC Partners' intent to nominate for election to NetManage's Board of Directors two persons named in its letter and to bring certain proposals described in its letter for consideration at the 2007 Annual Meeting of Stockholders of NetManage. The date on which the 2007 Annual Meeting of Stockholders of NetManage will be held has not yet been determined.

Riley Investment Management also announced that SACC Partners plans to launch an unsolicited partial tender offer to purchase up to 1,296,890 shares of NetManage common stock at a price of $5.25 per share. According to Riley Investment Management's press release, the tender offer will be contingent, among other things, on SACC Partners' ability to acquire at least an additional 671,850 shares of NetManage common stock in addition to the shares now held by SACC Partners. NetManage also confirmed today that it has received a request for a stockholder list and other materials from SACC Partners.

NetManage is evaluating these matters. NetManage's Board of Directors, consistent with its fiduciary duties and in consultation with its advisors, expects to meet in due course to review and discuss these matters and thereafter will advise NetManage stockholders of its position regarding these matters in accordance with applicable law. In the interim, NetManage urges its stockholders to defer making a determination whether to accept or reject any possible offer or take any action with respect to a proxy solicitation by SACC Partners until NetManage's Board of Directors has met and stated its position with respect to these matters.

About NetManage

NetManage, Inc. (Nasdaq:NETM) is a software company that provides solutions for integrating, Web enabling, and accessing enterprise information systems. More than 10,000 customers worldwide, including a majority of the Fortune 500, have chosen NetManage for mission critical application integration. For more information, visit www.netmanage.com.

The NetManage logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=2691

Notice to Investors

The tender offer for outstanding shares of NetManage common stock referred to in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. A solicitation and offer to buy shares of NetManage common stock may be made pursuant to an offer to purchase and related materials that SACC Partners expects file with the Securities and Exchange Commission according to the press release of its general partner. At the time the offer is commenced, if at all, SACC Partners will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter NetManage will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. In addition, this communication is not a solicitation of a proxy from any security holder of NetManage, Inc. NetManage intends to file with the Securities and Exchange Commission a proxy statement and other relevant documents to be mailed to security holders in connection with the 2007 Annual Meeting of Stockholders of NetManage and to mail a definitive proxy statement to security holders of NetManage in connection therewith. The proxy statement and, if applicable, the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to a proxy solicitation and/or the tender offer, as appropriate. All of these materials will be sent free of charge to all stockholders of NetManage. In addition, all of these materials (and all other materials filed by NetManage with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. NetManage expects that, if SACC Partners commences a proxy solicitation or the tender offer, free copies of its proxy solicitation and/or its offer to purchase, related letter of transmittal and certain other offering documents will be made available free of charge by SACC Partners. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by NetManage by contacting NetManage Investor Relations at NetManage, Inc., 20883 Stevens Creek Boulevard, Cupertino, California 95014, Attention: Investor Relations or at (408) 342.7637.

Note Regarding Forward Looking Statements

This press release contains, in addition to historical information, forward-looking statements that are intended to be covered by the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release concerning activities, events or developments that NetManage expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements. Additional information on these and other risks, uncertainties and factors is included in NetManage's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission.

CONTACT:  Investor:
          The Blueshirt Group
          Alex Wellins, Brinlea Johnson
          (415) 217-7722
          alex@blueshirtgroup.com
          brinlea@blueshirtgroup.com

          Media:
          NetManage, Inc.
          Ken Robinson
          (408) 342-7118
          Ken.Robinson@netmanage.com